# 89- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02031203

Follow-Up Materials

REGISTRANT'S NAME Hitachi Cable Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2002
THOMSON FINANCIAL

DEPOSITARY BANK: Bankers Trust

FILE NO. 89- 62 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| *F-6WAV* | *(INITIAL FILING)* | ☐ | *AR/S* | *(ANNUAL REPORT)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | *SUPPL* | *(OTHER)* | ☑ |

*OICF/BY:* dlw

*DATE* : 3/28/02

89-62

02 MAR 27 AM 8:14

# Deutsche Bank

**Bankers Trust**
Corporate Trust & Agency Services

Bankers Trust Company
Four Albany Street
New York, NY 10006
Direct Fax: 212 669 0065
Direct Tel: 212 250 8500

22 March 2002

SEC PROCESSING SECTION RECEIVED MAR 25 2002 WASH, D.C. 354

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth St. N.
Washington, D.C. 20549

Re: Information Furnished under File Number **89-62** with Respect to the ADR facility of Shares of **Hitachi Cable Ltd.** Pursuant to a Waiver from General Instruction I.A. (3) of Form F-6.

Ladies & Gentlemen:

We provide the enclosed submission of materials with respect to the foreign issuer of securities underlying the ADR facility as referenced above.

The information contained in this letter and its attachments and exhibits is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Regards,

**Jean Paul Simoes**
**Depositary Receipts**

89-62

02 MAR 27 AM 8:14

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Search | GO | Options | Related Info | BN Mar 11 2002 1:40

Hitachi Cable Completes Buyback of 2 Mln Shares Page 1/1

Tokyo, March 11 (Bloomberg Data) -- Hitachi Cable Ltd completed the buyback of 2 million shares.

| | |
|---|---|
| Company: | Hitachi Cable Ltd |
| Shares Repurchased: | 2 million shares |
| Amount Spent on Buyback: | 1,048,172,000 yen |
| Buyback Status: | Completed |
| Original Plan to Buyback: | 2 million shares approved on Dec. 25, 2001 |

--Misa Shirahase in Global Data Tokyo (813) 3201-8492

Story illustration: To track the shares of Hitachi Cable, see 5812 JP <Equity> GP <Go>

Hitachi Cable Lowers Dividend Forecast 

Tokyo, Feb. 19 (Bloomberg Data) -- The following dividend forecasts were received from Hitachi Cable Ltd. Figures in yen.

| | Half-Year Dividend | Final Dividend | Full Year Dividend |
|---|---|---|---|
| Current Forecast | 5.0 | 2.5 | 7.5 |
| Previous Forecast | 5.0 | 5.0 | 10.0 |

--Misa Shirahase in Global Data Tokyo (813) 3201-8492

Story illustration: To track the shares of Hitachi Cable Ltd, see 5812 JP <Equity> GP <Go>

Hitachi Cable Buys Back 1.081 Mln Shares 

Tokyo, Jan. 25 (Bloomberg Data) -- Hitachi Cable Ltd announced the following buyback results.

| | |
|---|---|
| Company: | Hitachi Cable Ltd |
| Period of Buyback: | Dec. 26, 2001 to Jan. 25, 2002 |
| Number of Shares Repurchased: | 1.081 million shares |
| Amount Spent: | 562.632 million yen |
| Buyback Status: | Ongoing |
| Original Plan to Repurchase: | 2 million shares approved on Dec. 25, 2001 |

--Misa Shirahase in Global Data Tokyo (813) 3201-8492

Story illustration: To track the shares of Hitachi Cable Ltd, see 5812 JP <Equity> GP <Go>

Hitachi Cable, Corning Unit to Form Fiber Optic Cable Venture



Tokyo, Dec. 12 (Bloomberg) -- Hitachi Cable Ltd. said it and Corning Inc.'s unit agreed to form a joint venture to make fiber optic cables in Japan.

Hitachi Cable and Corning Cable Systems LLC, Corning's fiber optic cable unit, will sign a contract in January and the venture aims to start operations in August 2002, Hitachi Cable said in a statement filed with the Tokyo Stock Exchange's wire.

Hitachi Cable's shares gained following the announcement. They rose as much as 14 yen, or 2.9 percent, to 505 and most recently changed hands at 501 yen, up 2 percent.

--Ryoko Imaizumi in the Tokyo newsroom (813) 3201-8378 or imaizumi@bloomberg.net/ght

Story illustration: To chart Hitachi Cable's sales and earnings per share for the past eight years, click on 5812 JP <Equity> DES5 <GO> .

Corning, Hitachi Cable Plan Joint Venture in Japan (Update2)

(Updates with closing shares.)

Hickory, North Carolina, Dec. 12 (Bloomberg) -- Corning Inc., the biggest maker of optical fiber for telecommunications networks, plans to form a joint cable-manufacturing company in Japan with Hitachi Cable Ltd.

Corning's Hickory, North Carolina-based cable unit and Tokyo-based Hitachi expect to sign a contract in January, with manufacturing beginning in August, Corning said in a statement distributed by Business Wire. Proposed terms weren't disclosed.

The companies would each own 50 percent of the venture. Having manufacturing operations in Japan will allow Corning to cut down on delivery times to customers there, it said. Corning in October reported a 21 percent drop in third-quarter sales and predicted fourth-quarter revenue would fall, partly because of weaker demand for optical fiber and cable.

Shares of Hitachi Cable, a Corning customer, rose 9 yen, or 1.8 percent, to 500 yen in Tokyo after climbing as much as 2.9 percent.

Corning, Hitachi Cable Plan Joint Venture in Japan (Update2) 

Corning, based in Corning, New York, fell 18 cents to $10.12. The shares have fallen 86 percent in the past year.

--Ryoko Imaizumi in the Tokyo newsroom (813) 3201-8378 or imaizumi@bloomberg.net, with reporting by Don Stancavish in Princeton/ght/pas/cct

Story illustration: To chart Hitachi Cable's sales and earnings per share for the past eight years, click on 5812 JP <Equity> DES5 <GO> .

02 MAR 27 AM 8:03

Deutsche Bank

**Bankers Trust**
Corporate Trust & Agency Services

Bankers Trust Company
Four Albany Street
New York, NY 10006
Direct Fax: 212 669 0065
Direct Tel: 212 250 8500

22 March 2002



Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth St. N.
Washington, D.C. 20549

Re: Information Furnished under File Number **89-61** with Respect to the ADR facility of Shares of **Kumagai Gumi Co. Ltd.** Pursuant to a Waiver from General Instruction I.A. (3) of Form F-6.

Ladies & Gentlemen:

We provide the enclosed submission of materials with respect to the foreign issuer of securities underlying the ADR facility as referenced above.

The information contained in this letter and its attachments and exhibits is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Regards,

**Jean Paul Simoes**
**Depositary Receipts**

## KCRC Hires Accountant to Investigate Construction Cost Overrun

Hong Kong, Jan. 29 (Bloomberg) -- The Kowloon-Canton Railway Corp., a Hong Kong government-owned commuter rail operator, said it hired an accounting firm to investigate a cost overrun of HK$1.53 billion ($196 million) on construction of a rail link.

The company, known as KCRC, hired Peat Marwick, a unit of KPMG International, to look into the agreement approval process for 18 contractors and the monitoring of construction, company Chairman Michael Tien said at a press meeting. The West Rail project, which will link Kowloon and the northwestern suburb of Tuen Mun, was originally expected to cost HK$46.4 billion.

''I want this case to be handled fairly,'' said Tien, who was appointed as KCRC chairman last month. ''Whether the former or existing management needs to take responsibility for this is too early to determine.''

The investigation into the cost overrun comes as KCRC is competing with MTR Corp. to build and operate a planned rail link between Central and the northern suburb of Shatin, estimated to cost HK$30 billion, a government Web site said.

KCRC Hires Accountant to Investigate Construction Cost Overrun 

Tien said the report will be completed in within two months.

The government plans to sell shares in unlisted KCRC within the next five years.

--Theresa Tang in the Hong Kong newsroom (852) 2977-6600 or at ttang3@bloomberg.net. Editor: Klemming

Story illustration: KCRC HK <Equity> CN BN <GO> for more stories on KCRC. TRNT <GO> for top transport news.

09:14 HK CONSTRUCTION<00190> - Announcement

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HONG KONG CONSTRUCTION (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

Hong Kong Construction (Holdings) Limited wishes to confirm that on 16 January 2002 a writ of summons was issued against Hong Kong Construction (Works) Limited as reported in various newspapers articles on 18 January 2002.

Hong Kong Construction (Holdings) Limited (the "Company") makes this announcement in response to various articles in

newspapers published on 18 January 2002.

The Company wishes to confirm that on 16 January 2002, a writ of summons was issued by TCL Piling Specialist Limited ("TCL") against Hong Kong Construction (Works) Limited, a wholly owned subsidiary of the Company claiming for the sum of HK$55,663,290.74 and interest thereon (the "Proceeding"), being the alleged remuneration for the piling works done by TCL in relation to the construction of West Rail Tuen Mun Centre Station.

The board of directors of the Company (the "Board") is currently consulting legal advice regarding the Proceeding and considering the appropriate course of action to be taken, including but not limited to filing a defence and counter-claim against TCL. Since the Proceeding is at a very early stage, the Board is of the view that its impact on the financial position of the Company and its subsidiaries as a whole is yet to be assessed.

Except for the abovementioned, the Board is not aware of any

other matter discloseable under the general obligations imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature.

Further announcement will be made by the Company in the event of any material further development regarding the Proceeding.

By order of the Board
YAO Jianping
Managing Director

Hong Kong, 21 January 2002
-0- Jan/22/2002 1:14 GMT

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Search GO Options Related Info HKE Sep 24 2001 1:44

HK CONSTRUCTION<00190> - Results Announcement Page 1/3

13:44 HK CONSTRUCTION<00190> - Results Announcement

Hong Kong Construction (Holdings) Limited announced on 24/9/2001:
(stock code: 190)
Year end date: 31/12/2001
Currency: HK$

| | | (Unaudited) Current Period from 1/1/2001 to 30/6/2001 ('Million) | (Unaudited) Last Corresponding Period from 1/1/2000 to 30/6/2000 ('Million) |
|---|---|---|---|
| Turnover | : | 816.8 | 1,042.8 |
| Profit/(Loss) from Operations | : | (126.5) | 139.8 |
| Finance cost | : | (108.4) | (141.7) |
| Share of Profit/(Loss) of Associates | : | (63.7) | (61.8) |
| Share of Profit/(Loss) of Jointly Controlled Entities | : | 9.4 | (2.8) |
| Profit/(Loss) after Tax & MI | : | (290.4) | (72.9) |
| % Change over Last Period | : | N/A | |
| EPS/(LPS)-Basic | : | (57.2 cents) | (14.4 cents) |

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| Search | [redacted] | GO | Options | Related Info | HKE Sep 24 2001 1:44 |
|---|---|---|---|---|---|

HK CONSTRUCTION<00190> - Results Announcement Page 2/3

| | | | |
|---|---|---|---|
| -Diluted | : | (57.2 cents) | (14.4 cents) |
| Extraordinary (ETD) Gain/(Loss) | : | Nil | Nil |
| Profit/(Loss) after ETD Items | : | (290.4) | (72.9) |
| Interim Dividend per Share | : | Nil | Nil |
| (Specify if with other options) | : | - | - |
| B/C Dates for Interim Dividend | : | N/A | |
| Payable Date | : | N/A | |
| B/C Dates for (-) General Meeting | : | N/A | |
| Other Distribution for Current Period | : | N/A | |
| B/C Dates for Other Distribution | : | N/A | |

Remark:

LOSS PER SHARE

(a) Basic loss per share

The calculation of basic loss per share is based on loss attributable to shareholders of HK$290.4 million (2000: HK$72.9 million) and on 507.9 million (2000: 507.9 million) ordinary shares in issue during the period.

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Search GO Options Related Info HKE Sep 24 2001 1:44

HK CONSTRUCTION<00190> - Results Announcement Page 3/3

(b) Diluted loss per share

There were no dilutive potential ordinary shares in existence during the six months ended 30 June 2001 and 2000.

-0- Sep/24/2001 5:44 GMT

Hong Kong Cons Half Year Loss HK$0.572-Share vs Loss HK$0.144 

Hong Kong, Sept. 24 (Bloomberg) - Hong Kong Construction (Holdings) Ltd said it lost HK$290.40 Million or HK$0.572 a share, for the half year ended June 30, 2001, compared with a loss of HK$72.90 Million or HK$0.144 a share, in the same period a year earlier.

Revenue was HK$816.80 Million, compared with HK$1.043 Billion.

(All figures in millions, except per-share amounts)

| | Half Year Ended | | Percent |
|---|---|---|---|
| | 6/30/01 | 6/30/00 | Change |
| Turnover | 816.80 | 1,042.80 | (21.67) |
| Operating Profit (Loss) | (126.50) | 139.80 | --- |
| Net Income (Loss) | (290.40) | (72.90) | (298.35) |
| Earning (Loss) Per Share | (0.572) | (0.144) | (297.22) |
| Avg # shares for EPS | 507.90 | 507.90 | 0.00 |

-- Samson Lew in Hong Kong (852)2977-6515

(Story Illustration: For a graph of Hong Kong Constr stock price during the past year, see 190 HK <equity> GPO D. For more company news and stock information, see 190 HK <equity> CN, BQ, COMP, CH1, ERN. For more earning

 

Search GO Options Related Info BN Sep 24 2001 2:19

Hong Kong Cons Half Year Loss HK$0.572-Share vs Loss HK$0.144 

reports, see NI ERN. For more country news, see NI HK. For more industry news, see NI CST.